EXHIBIT 99 (e)



                      [Florida Power & Light Company Letterhead]


     May __, 1995



     Dear Preferred Stock Shareholder:

          Florida Power & Light Company is offering to exchange its __% Quarterly Income Debt Securities (Subordinated Deferrable Interest Debentures, Due _____) ("Debentures") for its 5,000,000 outstanding shares of $2.00 No Par Preferred Stock, Series A (Involuntary Liquidation Value $25 Per Share) ("$2.00 Preferred Stock") on the basis of $25 principal amount of Debentures for each share of $2.00 Preferred Stock.

          The Company intends to exchange all shares of $2.00 Preferred Stock that are properly tendered (and are not withdrawn), subject to the terms and conditions set forth in the enclosed Prospectus and Letter of Transmittal (including the minimum number of shares tendered condition set forth therein), on such basis. The June 1, 1995 dividend will be paid to all holders of $2.00 Preferred Stock who are holders on the record date established therefor in the normal manner. Any dividends accruing after May 31, 1995 on shares of $2.00 Preferred Stock tendered for exchange and before the Closing Date (as defined in the Prospectus) for the issuance of the Debentures will be compensated for as described in the Prospectus.

          IF YOU DO NOT WISH TO PARTICIPATE IN THIS EXCHANGE OFFER, YOU DO NOT NEED TO TAKE ANY ACTION.

          This Exchange Offer is explained in detail in the enclosed Prospectus and Letter of Transmittal. If you want to tender your shares for exchange, the instructions on how to tender such shares are also explained in detail in the enclosed materials. You are encouraged to read carefully these materials before making any decision with respect to this Exchange Offer.

          Neither the Company nor its Board of Directors makes any recommendation to Holders (as defined in the Prospectus) of $2.00 Preferred Stock as to whether to tender all or any shares of $2.00 Preferred Stock in the Exchange Offer. Holders must make their own decision as to whether to tender shares of $2.00 Preferred Stock.

     Sincerely,